UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Flat Rock Capital Corp.

Address of Principal Business Office:	1350 6th Avenue, 18th Floor
New York, NY 10019

Telephone Number (including area code):	(212) 596-3413

File Number under the Securities Exchange Act of 1934:	814-01237

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.

The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.

The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☐	C.

The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.

The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☒	F.	Other. Explain the circumstances surrounding the withdrawal of election.

Pursuant to the approval of an Agreement and Plan of Reorganization by and between Flat Rock Capital Corp. (the “Company”) and Flat Rock Core Income Fund (the “Fund”), a non-diversified, closed-end management investment company that is operated as an interval fund, by the board of directors of the Company and the Company’s stockholders, the Company transferred all of its assets to the Fund, in exchange for shares of the Fund (“Reorganization Shares”) and the assumption by the Fund of all of the liabilities of the Company. The Company then distributed Reorganization Shares proportionately to stockholders of the Company (the “Reorganization”). As a result of the Reorganization, all of the Company’s stockholders of record as of November 20, 2020, the closing date of the Reorganization, are now shareholders of the Fund. The Company has cancelled all its authorized shares and will be dissolved.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and the State of New York on the 1st day of December, 2020.

Flat Rock Capital Corp.

By:	/s/ Robert K. Grunewald
Name:	Robert K. Grunewald
Title:	President and Chief Executive Officer

Attest:	/s/ Richard A. Petrocelli
Name:	Richard A. Petrocelli
Title:	Chief Financial Officer, Chief Operating Officer and Treasurer